Exhibit 99.6

Emera Reports 2019 Third Quarter Financial Results

HALIFAX, Nova Scotia -- Today Emera (TSX: EMA) announced financial results for the third quarter of 2019.

Q3 2019 and Year-to-Date Highlights:

Reported Net Income

●	Q3 2019 reported net income was $55 million, or $0.23 per common share, compared with net income of $118 million, or $0.51 per common share, in Q3 2018.

●	Year-to-date reported net income was $470 million, or $1.97 per common share, compared with net income of $479 million, or $2.06 per common share, in the 2018 period.

Adjusted Net Income (1)

●	Q3 2019 adjusted net income was $122 million, or $0.51 per common share, compared with $191 million, or $0.82 per common share, in Q3 2018.

●	Year-to-date adjusted net income was $476 million, or $1.99 per common share, compared with $504 million, or $2.17 per common share, in the 2018 period.

Significant Items Affecting Reported and Adjusted Net Income

●	Q3 2018 included $23 million of earnings related to a change in Florida state tax apportionment factors.

●

Q3 2019 earnings were $18 million lower than Q3 2018 from the sale of the New England Gas Generation (“NEGG”) and Bayside facilities in Q1 2019. Year-to-date contributions from these assets were $22 million lower than 2018.

●	Q3 2019 included $16 million of impacts from Hurricane Dorian related to Grand Bahama Power Company (“GBPC”).

Cash Flow

●	Year-to-date operating cash flow, before changes in working capital, decreased by $55 million to $1,182 million, compared with $1,237 million in the 2018 period.

(1) See “Non-GAAP Measures” noted below.

“Our results for the quarter were affected by weak marketing and trading conditions, the sale of the merchant gas plants, and the impact of Hurricane Dorian on our operations,” said Scott Balfour, President and CEO. “However, our continuing regulated businesses remain strong and are performing very well. These businesses delivered growth in adjusted earnings of 4% for the quarter and 12% year-to-date. Moreover, our forecasted growth in rate base of over 7% through 2022 is expected to continue to drive solid earnings and cash flow over the long-term.”

Financial Highlights:

For the millions of Canadian dollars (except per share amounts)	Three months ended September 30		Nine months ended September 30

	2019	2018	2019	2018

Net income attributable to common shareholders	$55	$118	$470	$479
After-tax mark-to-market gain (loss)	(67)	(73)	(6)	(25)

Adjusted net income attributable to common shareholders (1)(2)	$122	$191	$476	$504

Earnings per common share – basic	$0.23	$0.51	$1.97	$2.06
Adjusted earnings per common share – basic (1)(2)	$0.51	$0.82	$1.99	$2.17

Weighted average shares of common stock outstanding - basic (millions of shares)	241	234	239	232

(1) See “Non-GAAP Measures” noted below

(2) Adjusted net income and adjusted earnings per common share exclude the effect of mark-to-market adjustments

After-tax mark-to-market losses decreased $6 million to $67 million in Q3 2019 compared to $73 million in Q3 2018. This decrease, mainly related to Emera Energy, was due to changes in existing positions on gas contracts, partially offset by higher amortization of gas transportation assets in 2019. Year-to-date, after-tax mark-to-market losses decreased $19 million to $6 million in 2019 compared to $25 million for the same period in 2018. This decrease, mainly related to Emera Energy, was due to changes in existing positions on gas contracts and a larger reversal of mark-to-market losses in 2019, compared to 2018, partially offset by higher amortization of gas transportation assets in 2019.

The weakening of the CAD had minimal impact on earnings and adjusted earnings increased by $1 million in Q3 2019 compared to Q3 2018. The weakening of the CAD increased earnings by $14 million and adjusted earnings by $13 million year-to-date in 2019 compared to the same period in 2018.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from 2018 to 2019 in the second quarter and year-to-date periods.

For the millions of Canadian dollars	Three months ended September 30	Nine months ended September 30
Adjusted net income – 2018 (1)(2)	$191	$504
Florida Electric Utility - increased earnings due to increased contribution from solar and customer growth	10	41
New Mexico Gas Company, Inc. (“NMGC”) tax benefit related to change in treatment of net operating loss (“NOL”) carryforwards and Q2 2019 recognition of tax reform benefits, of which $8 million relates to 2018	7	19
Gas Utilities and Infrastructure - increased earnings due to favourable weather in New Mexico in the first half of 2019, customer growth at Peoples Gas System (“PGS”) and lower depreciation and amortization at PGS	3	20
Gain on sale of property in Florida	-	10
Increased preferred stock dividends	(1)	(9)
Transaction costs related to the pending sale of Emera Maine	(2)	(6)
Impact of Hurricane Dorian related to GBPC	(16)	(16)
Decreased earnings from Emera Energy Generation due to the sale of NEGG and Bayside generation facilities	(18)	(22)
Decreased earnings at Emera Energy Services	(20)	(43)
2018 recognition of Florida state tax apportionment benefit	(23)	(23)
Other variances	(9)	1
Adjusted net income – 2019 (1)(2)	$122	$476

(1)	See “Non-GAAP Measures” noted below
(2)	Excludes the effect of mark-to-market adjustments

Segmented Results:

Effective January 1, 2019, Emera revised its reportable segments to align with strategic priorities and internal governance. Emera reports its results in five operating segments: Florida Electric Utility, Canadian Electric Utilities, Other Electric Utilities, Gas Utilities and Infrastructure and Other.

For the	Three months ended September 30		Nine Months ended September 30
millions of Canadian dollars (except per share amounts)	2019	2018	2019	2018
Adjusted net income (1)
Florida Electric Utility	$153	$143	$339	$298
Canadian Electric Utilities	33	36	171	174
Other Electric Utilities (2)	23	31	62	64
Gas Utilities and Infrastructure	25	15	132	93
Other (2)	(112)	(34)	(228)	(125)
Adjusted net income (1)	$122	$191	$476	$504
After-tax mark-to-market gain (loss)	(67)	(73)	(6)	(25)
Net income attributable to common shareholders	$55	$118	$470	$479

EPS (basic)	$0.23	$0.51	$1.97	$2.06

Adjusted EPS (basic) (1)(2)	$0.51	$0.82	$1.99	$2.17

(1)	See “Non-GAAP Measures” noted below.
(2)	Excludes the effect of mark-to-market adjustments.

Florida Electric Utility’s CAD net income increased by $10 million to $153 million in Q3 2019, compared to $143 million in Q3 2018. Year-to-date, Florida Electric Utility’s CAD net income increased by $41 million to $339 million, compared to $298 million in 2018. Increases in both periods were due to higher base revenues related to the in-service of solar generation projects and customer growth, partially offset by higher depreciation and interest expenses.

Canadian Electric Utilities’ net income decreased by $3 million to $33 million, compared to $36 million in Q3 2018. Year-to-date, Canadian Utilities’ net income was $171 million, compared to $174 million in the 2018 period.

Other Electric Utilities’ CAD net income, adjusted to exclude mark-to-market, decreased by $8 million to $23 million in Q3 2019, compared to $31 million in Q3 2018. Year-to-date, Other Electric Utilities’ CAD net income, adjusted to exclude mark-to-market, decreased by $2 million to $62 million, compared to $64 million in 2018. Decreases in both periods were primarily due to lower earnings in GBPC as a result of the impact of Hurricane Dorian in Q3 2019. The year-to-date decrease was partially offset by higher sales volumes at Domlec due to the completion of hurricane restoration in 2018 and higher capitalized overheads at Emera Maine.

Gas Utilities and Infrastructure’s CAD net income increased by $10 million to $25 million in Q3 2019, compared to $15 million in Q3 2018. Year-to-date, Gas Utilities and Infrastructure’s CAD net income increased by $39 million to $132 million, compared to $93 million in 2018. NMGC’s recognition of the tax benefit related to the change in treatment of NOL carryforwards resulted in a $7 million ($5 million USD) increase in net income for Q3 2019 and year-to-date. The year-to-date increase was also due to NMGC’s recognition of tax reform benefits from January 1, 2018 to June 30, 2019, which resulted in a $12 million ($9 million USD) increase in Q2 2019; customer growth and lower depreciation and amortization at PGS; and favourable weather and the optimization of pipeline capacity in New Mexico.

Other’s net loss, adjusted to exclude mark-to-market, increased by $78 million to $112 million in Q3 2019, compared to $34 million in Q3 2018. Year-to-date, Other’s net loss, adjusted to exclude mark-to-market, increased by $103 million to $228 million, compared to $125 million in 2018. The quarterly and year-to-date increases were primarily due to lower marketing and trading margin, lower earnings resulting from the sale of the New England gas portfolio in Q1 2019, decreased income tax recovery and a $9 million after-tax expense associated with Hurricane Dorian. Higher preferred stock dividends and costs related to asset divestitures, partially offset by the gain on sale of property in Florida, also contributed to the year to date increase.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, November 8, 2019 at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q3 2019 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call until December 9, 2019, by dialing 1-800-585-8367 and entering passcode 5146398.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $32 billion in assets and 2018 revenues of more than $6.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, VP, Investor Relations and Treasurer

902-428-6945

ken.mconie@emera.com

Erin Power, Manager, Investor Relations

902-428-6760

erin.power@emera.com

Media:

902-222-2683

media@emera.com